Exhibit 99.1
Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Telephone: 819 363-5100
Fax: 819 363-5155
Cascades Announces Consolidation of Norampac Operations
in New England
March 10, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces the consolidation of its Norampac’s corrugated products operations in the New England region. The restructuring will result in the definitive closure of the Leominster, Massachusetts box plant, and in the expansion of the Thompson, Connecticut plant.
The Leominster plant specializes in the converting of corrugated products. Its production will be redirected progressively towards the Thompson plant and other Norampac facilities in North Eastern US (Schenectady, New York City and Lancaster, NY State). Nearly 100 employees will be affected by the closure of the Leominster plant, which will be effective at the latest on May 27, 2011. Approximately 25 new positions will be created at the Thompson facility, and equipment from the Leominster plant will be transferred to Thompson following the closure.
“The decision to close the Leominster plant was a difficult one and follows several years of financial challenges at that location. As we have done in Quebec in 2010, consolidating Norampac’s New England operations into the Thompson facility will allow us to better serve our customers, to reduce costs and to improve the profitability in this region” stated Marc-Andre Dépin, President and Chief Executive Officer of Norampac, a Division of Cascades.
In order to help employees affected by the Leominster facility closure, Norampac has prepared a relocation program throughout its other facilities and will offer assistance regarding employment searches.

About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its experience of over 45 years in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Information:	Source:
Geneviève Boyer	Marc-André Dépin
Communications Coordinator	President and Chief Executive Officer
Norampac, a Division of Cascades Canada Inc.	Norampac, a Division of Cascades Canada Inc.
450-461-8611
Investor Relations:
Didier Filion
Director, Investor Relations
Cascades Inc.
514-282-2697